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                                          FILED PURSUANT TO RULE NO. 424(b)(5)
                                          REGISTRATION NO. 33-58521


                                  SUPPLEMENT
                              dated June 4, 1997
                              PRICING SUPPLEMENT

                                 $750,000,000

                            FIRST BANK SYSTEM, INC.

                     MEDIUM-TERM NOTES, SERIES H (SENIOR)
                  MEDIUM-TERM NOTES, SERIES I (SUBORDINATED)

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                    Due 9 Months or More from Date of Issue

                        -------------------------------

     The information in this Supplement supersedes the information set forth under the caption "First Bank System, Inc." in the Prospectus dated May 26, 1995, as supplemented by the Prospectus Supplement dated July 6, 1995.

                            First Bank System, Inc.

     First Bank System, Inc. ("FBS") is a regional, multi-state bank holding company headquartered in Minneapolis, Minnesota. FBS is comprised of four banks and other financial companies with 359 banking offices in Minnesota, Colorado, Wisconsin, Illinois, Montana, North Dakota, South Dakota, Iowa, Kansas, Nebraska, and Wyoming. FBS also has various nonbank subsidiaries engaged in financial services, principally in the Upper Midwest.

     FBS' subsidiary banks provide banking services to both domestic and foreign customers and correspondent banks. These services include consumer banking, commercial lending, financing of import/export trade, foreign exchange, and investment services. FBS, through its subsidiaries, also provides services in trust, commercial and agricultural finance, data processing, leasing and brokerage services. As of March 31, 1996, FBS and its consolidated subsidiaries had consolidated assets of $36.0 billion, consolidated deposits of $23.4 billion, and shareholders' equity of $3.0 billion.

     On March 20, 1997, FBS and U.S. Bancorp ("USBC") announced that they had entered into a definitive agreement whereby FBS will exchange .755 shares of its common stock for each share of USBC common stock. The combined institution, which will use the U.S. Bancorp name, will have approximately $70 billion in assets, and serve 3.9 million households through 995 branches and 4,565 ATM's in 17 contiguous states. The transaction will be accounted for as a pooling-of-interests, is subject to shareholder and regulatory approvals, and is expected to close in the third quarter of 1997.

     FBS was incorporated in Delaware in 1929 and has functioned as a multi-bank holding company since that time. Its principal executive offices are located at First Bank Place, 601 Second Avenue South, Minneapolis, Minnesota 55402-4302, telephone (612) 973-1111.